From: Pangas, Harry S.

Sent: Monday, January 30, 2012 8:40 PM

To: ‘minored@sec.gov’

Cc: Boehm, Steven

Subject: Fifth Street Finance Corp. - Form N-2

Dominic,

As we previously discussed, attached please find a draft letter responding to comments issued by the SEC staff on, and related changed pages to, Fifth Street Finance Corp.’s Form N-2 registration statement. The changes pages are marked to show the changes made to the disclosure in the Form N-2 in response to the SEC staff’s comments thereon.

We will plan on filing this email, including the attachments, as supplemental correspondence via EDGAR tomorrow.

Thanks,

Harry

Harry Pangas | Partner | 202.383.0805

Harry Pangas | Partner

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue NW | Washington, DC 20004-2415

202.383.0805 direct | 202.637.3593 facsimile

harry.pangas@sutherland.com | www.sutherland.com